Exhibit 21.1

Subsidiaries of Registrant	Jurisdiction of Incorporation	Name Under Which Subsidiary Does Business

Williams Scotsman, Inc.	Maryland, USA	Williams Scotsman

Willscot Equipment, LLC,	Delaware, USA	Willscot Equipment, LLC

Space Master International, Inc.,	Georgia, USA	Space Master International, Inc.

Evergreen Mobile Company,	Washington, USA	Evergreen Mobile Company

Truck & Trailer Sales, Inc.,	Missouri, USA	Truck & Trailer Sales, Inc.

Williams Scotsman of Canada, Inc.,	Ontario, Canada	Williams Scotsman

Williams Scotsman Mexico S. de R.L. de C.V.,	Mexico	Williams Scotsman

WS Servicios de Mexico, S. de R.L. de C.V.,	Mexico	WS Servicios de Mexico, S. de R.L. de C.V.

Williams Scotsman Europe, S.L.	Spain	Williams Scotsman Europe, S.L.

WIRON Construcciones Modulares, S.A., and	Spain	WIRON Construcciones Modulares, S.A.

Williams Scotsman Hispania, S.L.	Spain	Williams Scotsman Hispania, S.L.